
May 14, 2015

Via E-mail
E. James Ferland
President and Chief Executive Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

  Re: Babcock & Wilcox Enterprises, Inc.
    Amendment No. 2 to Form 10-12B
    Filed May 6, 2015
    File No. 001-36876

Dear Mr. Ferland:

  We have reviewed your amended filing and have the following comment.

Note 5 – Income Taxes, page F-22

1. We note your response to comment 5 in our letter dated April 29, 2015. Please help us better understand how you determined that the $3.3 million tax benefit recorded in 2014 related to larger manufacturing deductions being taken on prior years' amended tax returns was due to a change in estimates pursuant to ASC 250. It is not clear what led to you taking a different position on your amended tax returns, including if it was due to additional information becoming available, additional analysis of the same information, or a change in methodology. Please advise. Please specifically address the following in your response:

- Please tell us whether the positions taken on your original returns related to your domestic production gross receipts are still considered to be supportable and proper also;

- Please help us understand what led to the engagement of the external accounting firm to perform a review of positions related to certain cost allocations and domestic production activities deductions;

- You state that the conclusions were the result of significant additional analysis. Please clarify whether additional information became known during this additional analysis and what consideration you gave as to whether this information should have been known previously; and

- Your response indicates that the analysis resulted in changes to the methodology for allocating costs to domestic production activities, the adoption of safe harbor provisions related to prior period compensation costs, and changing from specific to simplified allocations. Please help us better understand the nature of each of these items. Please also tell us whether each of these contributed to the larger manufacturing deductions being taken and correspondingly the extent to which they contributed.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Charles T. Haag (*via e-mail*)
        Jones Day